

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 30, 2017

Via E-mail
Richard J. Doleshek
Chief Financial Officer
QEP Resources, Inc.
1050 17th Street, Suite 800
Denver, Colorado 80265

      Re: **QEP Resources, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 22, 2017
             File No. 001-34778

Dear Mr. Doleshek:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Accounting Branch Chief
Office of Natural Resources